FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Avalon Advanced Materials Inc. ("Avalon" or the "Company")

130 Adelaide Street West

Suite 1901

Toronto, ON M5H 3P5

Item 2 Date of Material Change

August 25, 2020.

Item 3 News Release

A news release was disseminated on August 25, 2020 through the facilities of Newsfile and subsequently filed on SEDAR.

Item 4 Summary of Material Change

On August 25, 2020, Avalon completed a non-brokered private placement consisting of 6,000,000 flow-through units at a price of $0.09 per unit for gross proceeds of $540,000. The proceeds from this offering will be used primarily to advance the Company's Separation Rapids Lithium Project with a bulk sampling program and continued metallurgical testwork.

Item 5 Full Description of Material Change

On August 25, 2020, Avalon completed a non-brokered private placement consisting of 6,000,000 flow-through units at a price of $0.09 per unit for gross proceeds of $540,000.

Each unit consists of one flow-through common share and one-half common share purchase warrant. Each warrant shall entitle the holder to acquire one non-flow-through common share at a price of $0.12 until August 25, 2022.  In conjunction with this private placement, Avalon paid finder's fees of $32,400. Pursuant to Canadian securities laws, the securities issuable under this private placement are subject to a hold period which expires on December 26, 2020.

This material change report is not an offer of securities for sale in the United States. The securities have not been and will not be registered under the US Securities Act of 1933, as amended (the "US Securities Act"), and may not be offered or sold in the United States or to US persons (as defined in Regulation S under the US Securities Act) absent registration or an applicable exemption from registration. All currency reported in this release is in Canadian dollars.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Donald S. Bubar, President & Chief Executive Officer, (416) 364-4938.

Item 9 Date of Report

August 26, 2020.

This material change report contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to statements related to the Company's project development plans, and that proceeds of the private placement will be used primarily to continue to advance the Company's Separation Rapids Lithium Project..Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "potential", "scheduled", "anticipates", "continues", "expects" or "does not expect", "is expected", "scheduled", "targeted", "planned", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be" or "will not be" taken, reached or result, "will occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, and the possibility of cost overruns or unanticipated costs and expenses as well as those risk factors set out in the Company's current Annual Information Form, Management's Discussion and Analysis and other disclosure documents available under the Company's profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company's plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.